Exhibit 99.1

Quhuo Announces First Quarter 2021 Unaudited Financial Results

BEIJING, China, June 25, 2021 - Quhuo Limited (NASDAQ: QH) (“Quhuo,” the “Company,” “we” or “our”), a leading tech-enabled workforce operational solution platform in China, today announced its unaudited financial results for the first quarter ended March 31, 2021.

Financial and Operational Highlights for the First Quarter of 2021

•	Total revenues were RMB846.5 million (US$129.2 million), representing a 115.6% year-over-year increase.

•	Revenues from on-demand food delivery solutions increased 109.5% year-over-year.

•	Revenues from mobility service solutions, consisting of shared-bike and ride hailing solutions, increased 455.7% year-over-year.

•	Revenues from housekeeping and accommodation solutions increased 51 times year-over-year and 55.9% quarter-over-quarter.

•	General and administrative expenses (excluding share-based compensation), as a percentage of revenues, declined to 4.5% from 6.7% in the first quarter of 2020.

•	The number of average monthly delivery orders was 35.9 million, representing a 113.0% year-over-year increase.

•	We provided services in 1,066 business circles across 122 cities nationwide in the first quarter of 2021, compared with 819 business circles across 70 cities in the same period in 2020.

Comment from Leslie Yu, Chairman and Chief Executive Officer of QUHUO: “We are pleased to deliver strong growth momentum in the first quarter, with revenue increasing 116% year-over-year to RMB846.5 million, driven by solid performance across all business segments. We believe that the solid results reflect the prosperous, dynamic and healthy flexible workforce market and our leading position in China’s gig economy. For 2021, offering a “Multi-scenario Deployment” has been at the forefront of our initiatives to scale the business, and we have made good progress in offering workers a diversified range of open jobs. In addition to food delivery service, we have expanded our service scope covering on-demand delivery services for grocery, fresh food and other fast-moving consumer goods. In the first quarter of 2021, among 122 cities where we operate, we offered two or more types of services in 48 cities, compared to only 8 cities in the same period of last year. Thousands of jobseekers can now find more suitable career opportunities on our platform and earn higher incomes.

“For our on-demand food delivery business, the growth arose from the favorable conditions during the aftermath of COVID-19 and from the unprecedented strong demand as a result of the changing consumer behaviors and especially during the Lunar New Year holiday as people essentially needed the service for family gatherings. To ensure sufficient capacity to fulfill incoming orders, we moved swiftly to stabilize the existing rider team as well as aggressively hired new ones. We took advantage of this opportunity to sustain our market leading position with the number of average monthly delivery orders increasing by 113% year-over-year in the first quarter. Our housekeeping and accommodation solution business also showed very strong momentum with the smooth integration of Lailai into our platform following the completion of acquisition. For 2021, our strategic priority is to rapidly scale up our platform. With the continuous diversification of services and growing workforce on our platform, we believe we will play an increasingly important role in China’s gig economy and capture more market share going forward.”

Unaudited First Quarter 2021 Financial Results

Total revenues were RMB846.5 million (US$129.2 million), representing an increase of 115.6% year-over-year, primarily due to the rapid growth across all business segments.

•

Revenues from on-demand food delivery solutions were RMB815.4 million (US$124.5 million), representing an increase of 109.5% from RMB389.3 million in the first quarter of 2020, primarily due to the increase in delivery orders fulfilled as a result of the industry growth in the aftermath of COVID-19 and our continued penetration and expansion into new geographical markets.

•

Revenues from mobility service solutions, consisting of shared-bike and ride hailing solutions, were RMB17.1 million (US$2.6 million), representing an increase of 455.7% from RMB3.1 million in the first quarter of 2020, primarily due to our enlarged customer base and service scope in shared-bike solutions and the increase in the numbers of ride-hailing drivers on our platform.

•

Revenues from housekeeping and accommodation solutions were RMB13.0 million (US$2.0 million), representing a significant increase from RMB0.2 million in the first quarter of 2020. This was primarily due to our enlarged customer base for provision of housekeeping and accommodation solutions, including hotels and B&Bs, as part of the network synergy we achieved following the acquisition of Lailai and Chengtu Home, respectively.

Cost of revenues was RMB868.8 million (US$132.6 million), representing an increase of 127.7% year-over-year, primarily attributable to the strategic temporary subsidy policy for workers that we adopted to meet the rapid growth in demand as a result of the changing consumer behaviors and our continuing expansion.

General and administrative expenses were RMB44.2 million (US$6.7 million) (including share-based compensation of RMB5.9 million), representing an increase of 60.6% from RMB27.5 million (including share-based compensation of RMB1.3 million) in the first quarter of 2020. The increase was primarily due to the increases in staff compensation, share-based compensation, rental and office expenses. Excluding share-based compensation, general and administrative expenses increased by 46.2% year-over-year and, as a percentage of revenues, declined to 4.5% from 6.7% in the first quarter of 2020.

Research and development expenses were RMB4.7 million (US$719,000), representing an increase of 82.3% from RMB2.6 million in the first quarter of 2020, primarily due to the increase in compensation for research and development personnel.

Operating loss was RMB70.8 million (US$10.8 million), compared to RMB19.1 million in the first quarter of 2020. Excluding share-based compensation, the adjusted operating loss was RMB65.0 million, compared to RMB17.8 million in the first quarter of 2020.

We recorded other loss, net, of RMB20.4 million (US$3.1million), compared to other income, net, of RMB3.3 million in the first quarter of 2020, primarily due to the decrease in fair value change of investment in a mutual fund.

Income tax benefit was RMB7.3 million (US$1.1 million), compared to the income tax expense of RMB2.9 million in the first quarter of 2020, primarily due to the improvement of estimated annual effective tax rate.

Net loss attributable to Quhuo Limited was RMB80.5 million (US$12.3 million), compared with a net loss of RMB19.6 million in the first quarter of 2020.

Adjusted EBITDA loss was RMB78.5 million (US$12.0 million), compared to adjusted EBITDA loss of RMB10.4 million in the first quarter of 2020.(1)

Adjusted net loss was RMB79.3 million (US$ 12.1 million), compared to adjusted net loss of RMB20.3 million in the first quarter of 2020.(1)

(1)	See “Use of Non-GAAP Financial Measures.”

Balance Sheet

As of March 31, 2021, the Company had cash, short-term investments and restricted cash of RMB237.8 million (US$36.3 million) and short-term debt of RMB102.1 million (US$15.6 million).

CONFERENCE CALL

Quhuo will hold a conference call on Friday, June 25, 2021 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing/Hong Kong time on the same day) to discuss the financial results.

Participant can register for the conference call by navigating to http://apac.directeventreg.com/registration/event/4478818. Once preregistration has been completed, participants will receive dial-in numbers, a direct event passcode, and a unique registrant ID.

To join the conference, please dial the number you receive, enter the direct event passcode followed by your unique registrant ID, and you will be joined to the conference instantly.

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://ir.quhuo.cn/.

A replay will be accessible through 9:59 a.m. U.S. Eastern Time on July 3, 2021 (9:59 p.m. Beijing/Hong Kong time on the same day):

United States:     +1-646-254-3697

International:      +61-2-8199-0299

China Domestic: 400-6322-162

Hong Kong:       +852-3051-2780

Conference ID:   4478818#

USE OF NON-GAAP FINANCIAL MEASURES

Quhuo has provided in this press release financial information that has not been prepared in accordance with generally accepted accounting principles in the United States (GAAP).

Quhuo uses adjusted net income (loss) and adjusted EBITDA, which are non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes. Adjusted net income (loss) represents net income (loss) before share-based compensation expenses. Adjusted EBITDA represents adjusted net income(loss) before income tax benefit(expense), amortization, depreciation and interest. Quhuo believes that these non-GAAP financial measures help identify underlying trends in its business that could otherwise be distorted by the effect of share-based compensation expenses, income tax benefits or expenses, amortization, depreciation and interest. Quhuo believes that such non-GAAP financial measures also provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. They should not be considered in isolation or construed as alternatives to net loss or any other measure of performance or as an indicator of Quhuo’s operating performance. Further, these non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. Quhuo encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure. Investors are encouraged to compare the historical non-GAAP financial measures with the most directly comparable GAAP measures. Quhuo mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating its performance. The following table sets forth a reconciliation of our net income (loss) to adjusted net income and adjusted EBITDA, respectively.

QUHUO LIMITED

Reconciliation of GAAP and Non-GAAP Results

	For the Three Months Ended
	March 31, 2020	March 31, 2021	March 31, 2021
	(RMB)	(RMB)	(US$)
Net loss	(21,579)	(85,105)	(12,990)
Less: Share-based Compensation	(1,290)	(5,851)	(893)
Adjusted net loss	(20,289)	(79,254)	(12,097)

Less: Income tax benefit/(expense)	(2,918)	7,347	1,121
Depreciation	(1,473)	(1,826)	(279)
Amortization	(3,056)	(4,870)	(743)
Interest	(2,440)	(1,387)	(212)
Adjusted EBITDA	(10,402)	(78,518)	(11,984)

EXCHANGE RATE INFORMATION

This press release contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB 6.5518 to US$1.00, the rate in effect as of March 31, 2021 as set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

SAFE HARBOR STATEMENT

This press release contains ‘‘forward-looking statements’’ within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding Quhuo’s business development, financial outlook, beliefs and expectations. Forward-looking statements include statements containing words such as “expect,” “anticipate,” “believe,” “project,” “will” and similar expressions intended to identify forward-looking statements. These forward-looking statements are based on Quhuo’s current expectations and involve risks and uncertainties. Quhuo’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks and uncertainties related to Quhuo’s abilities to (1) manage its growth and expand its operations, (2) address any or all of the risks and challenges in the future in light of its limited operating history and evolving business portfolios, (3) remain its competitive position in the on-demand food delivery market or further diversify its solution offerings and customer portfolio, (4) maintain relationships with major customers and to find replacement customers on commercially desirable terms or in a timely manner or at all, (5) maintain relationship with existing industry customers or attract new customers, (6) attract, retain and manage workers on its platform, and (7) maintain its market shares to competitors in existing markets and its success in expansion into new markets, as well as the length and severity of the recent COVID-19 outbreak and its impact on Quhuo’s business and industry. Other risks and uncertainties are included under the caption “Risk Factors” and elsewhere in the Company’s filings with the Securities and Exchange Commission, including, without limitation, the final prospectus related to the IPO filed with the SEC on July 10, 2020. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and Quhuo undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

ABOUT QUHUO LIMITED

Quhuo Limited (NASDAQ: QH) is a leading workforce operational solution platform in China. Quhuo provides tech-enabled, end-to-end operational solutions to blue-chip on-demand consumer service businesses in industries with significant e-commerce exposure, including food delivery, ride-hailing, housekeeping and bike-sharing. Quhuo’s platform helps its industry customers mobilize a large team of workers and utilizes a combination of training, performance monitoring and refinement, and incentives to transform them into skilled workers who can follow industry-specific, standardized and highly efficient service procedures. Within the on-demand consumer service ecosystem, the Company plays a unique and indispensable role as the link between consumer service businesses and the end consumers to enable the delivery of goods, services and experiences to consumers.

For more information about Quhuo, please visit https://ir.quhuo.cn/.

CONTACTS:

Investor Relations

Quhuo Limited

Annia Sun

E-mail: ir@meishisong.cn

Christensen

In China

Mr. Eric Yuan

Phone: +86-13801110739

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: lbergkamp@christensenir.com

QUHUO LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	As of December 31, 2020	As of March 31, 2021	As of March 31, 2021
	(RMB)	(RMB)	(US$)
Assets
Current assets
Cash	97,807	51,930	7,926
Restricted cash	5,948	5,569	850
Short-term investments	201,578	180,290	27,518
Accounts receivable, net	381,248	378,017	57,697
Prepayments and other current assets	45,462	56,640	8,644
Amounts due from related parties	2,940	2,940	449

Total current assets	734,983	675,386	103,084

Property and equipment, net	23,390	24,114	3,681
Intangible assets, net	111,990	113,172	17,273
Long-term investments	1,065	1,065	163
Right-of-use assets, net	32,534	30,525	4,659
Goodwill	118,724	118,724	18,121
Deferred tax assets	2,370	5,560	849
Other non-current assets	105,501	110,147	16,811

Total non-current assets	395,574	403,307	61,577

Total assets	1,130,557	1,078,693	164,641

Liabilities, non-controlling interests and shareholders’ equity
Current liabilities
Accounts payables	268,939	263,851	40,271
Short-term lease liabilities	17,707	19,472	2,972
Accrued expenses and other current liabilities	105,744	116,585	17,795
Short-term debt	73,837	102,058	15,577

Total current liabilities	466,227	501,966	76,615

Deferred tax liabilities	727	560	85
Long-term debt	5,135	3,063	468
Long-term lease liabilities	14,623	12,179	1,859
Other non-current liabilities	41,014	37,631	5,743

Total non-current liabilities	61,499	53,433	8,155

Total liabilities	527,726	555,399	84,770

QUHUO LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	As of December 31, 2020	As of March 31, 2021	As of March 31, 2021
	(RMB)	(RMB)	(US$)
Shareholders’ equity
Ordinary shares	36	36	5
Additional paid-in capital	1,779,923	1,785,838	272,572
Accumulated deficit	(1,208,827)	(1,289,354)	(196,794)
Accumulated other comprehensive income	(14,843)	(14,464)	(2,207)

Total Quhuo Limited shareholders’ equity	556,289	482,056	73,577

Non-controlling interests	46,542	41,238	6,294

Total shareholders’ equity	602,831	523,294	79,871

Total liabilities, and shareholders’ equity	1,130,557	1,078,693	164,641

QUHUO LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	For the Three Months Ended
	March 31, 2020	March 31, 2021	March 31, 2021
	(RMB)	(RMB)	(US$)
Revenues	392,618	846,496	129,201
Cost of revenues	(381,476)	(868,757)	(132,598)
General and administrative	(27,527)	(44,211)	(6,749)
Research and development	(2,585)	(4,711)	(719)
(Loss)/Gains on disposal of intangible assets, net	(145)	356	54

Operating loss	(19,115)	(70,827)	(10,811)
Interest income	261	170	26
Interest expense	(2,440)	(1,387)	(212)
Other income/(loss), net	3,329	(20,360)	(3,107)
Foreign exchange loss	(696)	(48)	(7)

Loss before income tax	(18,661)	(92,452)	(14,111)
Income tax (expense)/ benefit	(2,918)	7,347	1,121

Net loss	(21,579)	(85,105)	(12,990)
Net loss attributable to non-controlling interests	1,976	4,578	699

Net loss attributable to ordinary shareholders of Quhuo limited	(19,603)	(80,527)	(12,291)

Non-GAAP Financial Data
Adjusted net loss	(20,289)	(79,254)	(12,097)

Adjusted EBITDA	(10,402)	(78,518)	(11,984)

Loss per share
basic and diluted	(1.31)	(1.86)	(0.28)
Net loss used in basic and diluted loss per share calculation	(19,603)	(80,527)	(12,291)
Weighted average number of ordinary shares used in loss per share computation:
basic and diluted	14,972,760	43,300,697	43,300,697